Orbis

Grupa Hotelowa

Warsaw, 2007-07-02

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025 [redacted]

SUPPL

Dear Sirs,

Please find enclosed the texts of the Current reports no 16/2007, 17/2007, 18/2007, 19/2007.

Best regards

Krzysztof Gerula

I Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym dla m.st. Warszawy, XII Wydział Gospodarczy, KRS Rejestr Przedsiębiorców 0000022622, kapitał zakładowy: 92.154.016 zł (wpłacony w całości), NIP 526-025-04-69, Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no 16/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby submits the content of Resolutions adopted by the Annual General Meeting of Shareholders of "Orbis" S.A. on June 28, 2007.

Resolution No 1
concerning approval of the Directors' Report on the Operations of „Orbis" S.A. for the financial year 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
Following its examination, the Directors' Report on the Operations of the Company for the financial year 2006 is hereby approved.

§ 2
The Resolution shall come into force upon its adoption.

Resolution No 2
concerning approval of the financial statements of "Orbis" S.A. for the financial year 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1
Following their examination, the financial statements of the Company for the financial year 2006, including:

1. balance sheet prepared as of December 31, 2006, showing the total assets and liabilities figure of PLN 2 190 171 thousand (say: two billion, one hundred ninety million, one hundred seventy one thousand Polish Zloty);
2. profit and loss account for the period from January 1, 2006, up till December 31, 2006, showing a net profit of PLN 63 095 thousand (say: sixty three million, ninety five thousand Polish Zloty);
3. cash flow statement for the period from January 1, 2006, up till December 31, 2006, showing an increase in the balance of cash and cash equivalents during the financial year by PLN 17 007 thousand (say: seventeen million, seven thousand Polish Zloty);
4. comparative changes in equity for the period from January 1, 2006, up till December 31, 2006, showing an increase in equity by PLN 47 428 thousand (say: forty seven million, four hundred twenty eight Polish Zloty);
5. additional notes and information,

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 3

concerning division of net profit generated in the financial year 2006.

Acting pursuant to Article 395 § 2 point 2 and Article 348 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 4, § 35 section 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The net profit generated during the financial year 2006 amounting to PLN 63 094 346.32 (say: sixty three million, ninety four thousand, three hundred and forty six Polish Zloty and 32 Grosze), shall be apportioned to:

1. dividend - in the amount of PLN 15 666 182.72
2. retained earnings - in the amount of PLN 47 428 163.60

§ 2

1. The value of dividend shall be fixed at 34 Grosze per one share.
2. The dividend date shall be July 31, 2007.
3. The dividend shall be paid out on August 17, 2007.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 4

concerning approval of the annual consolidated financial statements of the Orbis Group and the Directors' Report on the Operations of the Orbis Group for the financial year 2006.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2002, No 76, item 694, as later amended), it is hereby resolved as follows:

§1

Following their examination, the annual consolidated financial statements of the Orbis Group for the financial year 2006, including:

1. consolidated balance sheet prepared as of December 31, 2006, showing the total assets and liabilities figure of PLN 2 265 052 thousand (say: two billion, two hundred and sixty five million, fifty two thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2006, up till December 31, 2006, showing a net profit of PLN 88 888 thousand (say: eighty eight million, eight hundred eighty eight thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2006, up till December 31, 2006, showing an increase in the balance of cash and cash equivalents during the financial year by an amount of PLN 25 706 thousand (say: twenty five million, seven hundred and six thousand Polish Zloty);

4. consolidated comparative changes in equity for the period from January 1, 2006, up till December 31, 2006, showing an increase in equity by PLN 73 266 thousand (say: seventy three million two hundred sixty six thousand Polish Zloty);
5. additional notes and information;

are hereby approved.

§ 2
Following its examination, the Directors' Report on the Operations of the Orbis Group for the financial year 2006 is hereby approved.

§ 3
The Resolution shall come into force upon its adoption.

Resolution No 5
concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1
The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006:

1. Jean Philippe Savoye for the period from January 1, 2006, till December 31, 2006;
2. Krzysztof Andrzej Gerula for the period from January 1, 2006, till December 31, 2006;
3. Ireneusz Andrzej Węgłowski for the period from January 1, 2006, till December 31, 2006;
4. Yannick Rouvrais for the period from January 1, 2006, till December 31, 2006;
5. Alain Billy for the period from March 20, 2006, till December 31, 2006.
6. Jolanta Wojciechowska de Cacqueray Valmenier for the period from January 1, 2006, till March 14, 2006.

§ 2
The Resolution shall come into force upon its adoption.

Resolution No 6
concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2006:

1. Claude Moscheni	- for the period from January 1, 2006, up till December 31, 2006;
2. Erez Boniel	- for the period from January 1, 2006, up till December 31, 2006;
3. Sabina Czepielinda	- for the period from January 1, 2006, up till December 31, 2006;
4. Paweł Dębowski	- for the period from January 1, 2006, up till December 31, 2006;
5. Michael Flaxman	- for the period from January 1, 2006, up till December 31, 2006;
6. Christophe Guillemot	- for the period from January 1, 2006, up till December 31, 2006;
7. Michael Harvey	- for the period from January 1, 2006, up till December 31, 2006;
8. Andrzej Przytuła	- for the period from January 1, 2006, up till December 31, 2006;
9. Janusz Rożdżyński	- for the period from January 1, 2006, up till December 31, 2006;
10. Denys Sappey	- for the period from January 1, 2006, up till December 31, 2006.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 7

concerning receipt of information about the results of elections, by the Company's employees, of three members for the Supervisory Board during the Board's seventh tenure, the said result being binding upon the Shareholders' Meeting.

The General Meeting of Shareholders of "Orbis" S.A. acknowledged the report of the Central Electoral Committee concerning the elections of employee representatives in the "Orbis" S.A. Supervisory Board during its seventh tenure, as a result of which the following employees were elected members of the Supervisory Board pursuant to § 16 sections 2 and 3 of the Company's Statutes:

1. Szymański Jarosław
2. Czakiert Elżbieta
3. Procajło Andrzej

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 8
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Erez Boniel as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Resolution No 9
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Michael Flaxman as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Resolution No 10
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Artur Gabor as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Resolution No 11
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Christophe Guillemot as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Resolution No 12
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Christian Karaoglanian as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Resolution No 13
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Jacek Kseń as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Resolution No 14
concerning appointment by the Shareholders' Meeting of a member of the Supervisory Board during its seventh tenure.

§ 1
Acting pursuant to Article 385 § 1 of the Code of Commercial Companies and Partnerships and § 16 sections 2 and 3 of the Company's Statutes, the Shareholders' Meeting hereby appoints Claude Moscheni as a member of the Supervisory Board during its seventh tenure.

§ 2
The Resolution shall be binding from the moment of closing this Shareholders' Meeting.

Current report no 17/2007

The Management Board of "Orbis" S.A. with its corporate seat in Warsaw at 16 Bracka street, registered in the District Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby submits information, required by virtue of provisions of § 28 of the Regulation of the Minister of Finance on current and periodic information to be published by issuers of securities, on the following supervisory board members appointed on June 28, 2007 to serve as Members of the Supervisory Board of "Orbis" S.A. during its seventh tenure: Erez Boniel, Elżbieta Czakiert, Michael Flaxman, Artur Gabor, Christophe Guillemot, Christian Karaoglanian, Jacek Kseń, Claude Moscheni, Andrzej Procajło, Jarosław Szymański

1. EREZ BONIEL

1) Date of appointment of the person supervising the issuer:
   June 28, 2007

2) Name and last name of the supervisory person:
   Erez Boniel

3) Position entrusted in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
   41 years old, Finance Director since 1997 of GTC S.A., holder of C.P.A. and B.A. degree in economics and accounting. Completed MBA program with honors, 1990-93 auditor with Barak & Co., an audit firm, then in 1993-96 financial controller with Reynolds Construction Company.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
   Member of the Board of GTC S.A.. Not engaged in competitive activity to Orbis.

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
   None

2. ELŻBIETA CZAKIERT

1) Date of appointment of the person supervising the issuer:
   June 28, 2007

2) Name and last name of the supervisory person:
Elżbieta Czakiert

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Post-Secondary Economic School
employed in the „Mercure Patria" Hotel in Częstochowa since March 5, 1974,
reservations department and vice-manager of the reception desk, economic department
since January 1, 2002 managing the works of floor service + economic&organizational department

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Not applicable

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not applicable

3. MICHAEL FLAXMAN

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2) Name and last name of the supervisory person:
Michael Flaxman

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Michael Flaxman, a graduate of Westminster Hotel School London, (HND Hotel & Catering Administration) joined Accor in 1983 from Forte Hotels in North America, where ultimately he was in charge of the hotels division for Accor. Previously, Michael had worked in various operational as well as development positions for Thistle Hotels and Trusthouse Forte Hotels in the UK and North America.

In 1992, he was transferred to Accor Paris as Development Director for Novotel Worldwide and was also Regional Operations Director responsible for several countries in Europe, Asia and Africa.

In 1994, he became Managing Director Novotel UK while retaining responsibility for Eastern Europe and North America. In 1997, took responsibility for Accor Business & Leisure Hotels UK and Ireland. In 1999 he became Managing Director of Accor Hotels for Northern, Central and Eastern Europe. In 2006, Michael was promoted to Chief Operating Officer Hotels for Northern, Central and Eastern Europe and is a member of the Executive Board of Accor S.A. in Paris. His responsibility encompasses over 700 hotels in 15 countries from economy to deluxe. Michael Flaxman has represented Accor on the Supervisory Board of „Orbis" S.A. for the past 4 years approximately.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Member of Executive Committee and boards of Accor S.A., a company involved in hotels, catering and corporate services throughout the world. Accor is a significant shareholder of „Orbis" S.A.

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
None

4. ARTUR GABOR

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2 Name and last name of the supervisory person:
Artur Gabor

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Education:
Warsaw University (Faculty of Law, M.A., 1985)
University College London (Department of Economics,1979-1980)

Foreign languages:
English (very good), Russian (very good), French (good)

Present employment:
Gabor&Gabor (business consulting), partner

Professional experience:
2005-2006 IBM Poland, Business Consulting Services, Financial Sector Director

1998-2004	General Electric Capital, (Development Director, Central Europe, Russia)
1994-1997	Credit Lyonnais Investment Banking Group (Managing Director, Poland)
1990-1994	Warszawska Grupa Konsultingowa (Partner)
1987-1990	CHZ Paged (Head of Market Development Department)
1986-1987	Polish Academy of Sciences, Institute of Economic Sciences (Assistant)

Membership in business organizations

2003- 2004	American Chamber of Commerce (Member of the Management Board)
2005-	American Chamber of Commerce (Member of the Standing Advisory Council)
2006-	Polish Directors' Institute (Member of the Independent Supervisory Board Members Corps PID)

Positions on supervisory boards:

2004-2005	Chairman of the Supervisory Board of Getin Bank S.A.
2004-2005	Member of the Supervisory Board of Getin Holding S.A.
2001-2004	Vice-Chairman of the Supervisory Board of GE Capital Bank S.A.,
2001-2004	Member of the Supervisory Board of GE Bank Mieszkaniowy S.A.
2004-2007	Vice-Chairman of the Supervisory Board of Energomontaż Północ S.A.
2006-	Member of the Supervisory Board of Polmos Lublin S.A

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
I hereby declare that I am not involved in any activities competitive towards the activities of the issuer.

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
I hereby declare that I am not entered in the Insolvent Debtors Register.

5. CHRISTOPHE GUILLEMOT

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2) Name and last name of the supervisory person:
Christophe Guillemot

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Education:
Graduate of Faculty of Law at University of Paris, France.
Diploma in Economy and Finances from "Institut d'Etudes Politiques de Paris", France.

Qualifications, positions held previously and work experience:
Previously, after the take-over of the Wagon-Lits Group by Accor, Christophe Guillemot acted as Managing Director in charge of Accor's partnerships (Brazil, Asia-Pacific). In 1996, he was appointed as Financial Director of Sofitel International, the upper-upscale hotel brand of Accor. In 1998, he was appointed as Financial Advisor of the President of the Accor Group responsible for the upper-upscale and mid-scale hotel Division, which include the brands Sofitel, Novotel and Mercure.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Christophe Guillemot is presently Financial Advisor of the President of the Management Board of the Accor Group. This activity is not competitive; Mr. Guillemot is not a member of a governing body of any competitive company.

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not applicable

6. CHRISTIAN KARAOGLANIAN

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2) Name and last name of the supervisory person:
Christian Karaoglanian

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Since 1995, responsible for the development and management of assets of the Accor Group's hotel networks. Presently, Chief Development Officer for Accor hotels worldwide – together with a team of 50 development employees, Mr. Karaoglanian is responsible for implementation of the company's development policy through internal growth and take-overs on five continents of the world. Christian Karaoglanian joined the Accor Group in 1976, and became involved in the Group's hotel business in 1984 when he accepted the task of managing its development in the Middle East and Asia. In 1987-

1994 he was responsible for the development in Europe. Christian Karaoglanian was born in 1951 in Paris. He completed his university education with a master degree in economics conferred by Institute d'Etudes Politiques de Paris (IEP). He is a member of the Accor Investment Board.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Presently, Christian Karaoglanian is Development and Strategy Advisor of the President of the Management Board of the Accor Group. This activity is not competitive, Mr. Karaoglanin is not a member of a governing body of any competitive company.

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not applicable

7. JACEK KSEŃ

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2 Name and last name of the supervisory person:
Jacek Kseń

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
A graduate of Poznań School of Economics and Higher School of Planning and Statistics where in 1977 he received his Ph.D. for a thesis on international financial markets. Jacek Kseń began his professional career as a financial markets operator in Bank Handlowy. From 1978 he worked in the Polska Kasa Opieki S.A. bank in Paris as vice director of the foreign currency department and a holder of a power of attorney to represent the bank. In 1984-1985 he was head of foreign exchange markets dealers in Lyonnaise de Banque in Paris, in 1985 he was appointed head of the foreign bonds team. In 1987, he became holder of a power of attorney to represent the bank responsible for the bank's bonds department, and in 1990 - vice director responsible for Lyonnaise de Banque operations on international financial markets. In 1990, Mr. Jacek Kseń commenced to work for Caisse Nationale Credit Agricole, first as an independent senior dealer on international futures markets, and in 1991 he joined the Bank's top management, taking responsibility for the foreign currency cash market. In 1996, Mr. Kseń assumed the position of President of the Management Board of Wielkopolski Bank Kredytowy which he continued to head until 2001, i.e. until the bank's merger with Bank Zachodni. From June 13, 2001 up till April 30, 2007 Jacek Kseń was President of the Management Board of Bank Zachodni WBK. Since May 1, 2007 he has served as Member of the Supervisory Board of BZ WBK

AIB Towarzystwo Funduszy Inwestycyjnych SA with its corporate seat in Poznań, and Member of the Supervisory Board of BZ WBK AIB Asset Management SA with its corporate seat in Poznań.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Jacek Kseń is Member of the Supervisory Board of BZ WBK AIB TFI SA with its corporate seat in Poznań, and of BZ WBK AIB Asset Management SA with its corporate seat in Poznań – companies that are not competitive towards Orbis SA.

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not filled in.

8. CLAUDE MOSCHENI

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2) Name and last name of the supervisory person:
Claude Moscheni

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Education:
Ecole Hoteliere in Toulouse (France)

Qualifications, positions held previously and work experience:
Claude Moscheni was responsible for the Accor Group's Business & Leisure Hotels, he was also the Chairman of the Supervisory Board of Pannonia Hotels SA in Hungary.
Mr. Moscheni joined the Accor Group in 1970 and was responsible, among others, for hotel openings and, successively, for the region of the Middle East, US and Europe – served as Operational Director for Europe as well as North and South America for the Business & Leisure Hotels.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:

Not applicable

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not applicable

9. ANDRZEJ PROCAJŁO

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2) Name and last name of the supervisory person:
Andrzej Procajło

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:
Secondary technical education, head of the technical unit since April 2006 Chairman of KZ NSZZ „Solidarność" Novotel Centrum

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Not applicable

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not applicable

10. JAROSŁAW SZYMAŃSKI

1) Date of appointment of the person supervising the issuer:
June 28, 2007

2) Name and last name of the supervisory person:
Jarosław Szymański

3) Position entrusted in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Secondary education, has worked in the Polonez Hotel since July 13, 1987, initially in the technical department as senior maintenance technician and, since January 1, 1995 as head of an independent administrative&management unit.

5) Indication of other activities conducted outside the issuer's business with an assessment whether such activities are competitive towards the issuer's business, along with an indication whether the person is engaged in a competitive company or partnership as a partner in a civil-law or general partnership or as a member of a governing body of an incorporated company or whether the person is engaged in another competitive legal person as a member of its governing body:
Not applicable

6) Information on whether the appointed supervisory person is entered in the Insolvent Debtors Register maintained pursuant to the National Court Register Act (KRS):
Not applicable

The Management Board of "Orbis" S.A. with its corporate seat in Warsaw at 16 Bracka street, registered in the District Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that the following shareholders held at least 5% of the total number of votes at the Annual General Meeting of "Orbis" S.A. Shareholders held on June 28, 2007:

1) ACCOR S.A., which represented 16,394,151 votes out of the aggregate number of 30,796,543 votes represented at the above mentioned General Meeting.
   The number of 16,394,151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 53,233738% of the total number of 30,796,543 votes represented at the said Meeting.
   The number of 16,394,151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 35.579895% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which represented 3,500,000 votes out of the aggregate number of 30,796,543 votes represented at the above mentioned General Meeting.
   The number of 3,500,000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 11,364912% of the total number of 30,796,543 votes represented at the said Meeting.
   The number of 3,500,000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 7.595979% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

3) ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 2,500,000 votes out of the aggregate number of 30,796,543 votes represented at the above mentioned General Meeting.
   The number of 2,500,000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 8,117794% of the total number of 30,796,543 votes represented at the said Meeting.
   The number of 2,500,000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 5,425700% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

4) ACCOR POLSKA Spółka z o.o., which represented 2,303,849 votes out of the aggregate number of 30,796,543 votes represented at the above mentioned General Meeting.
   The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 7,480869% of the total number of 30,796,543 votes represented at the said Meeting.
   The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 4.999997% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

5) ARKA BZ WBK ZRÓWNOWAŻONY FIO, which represented 1,700,000 votes out of the aggregate number of 30,796,543 votes represented at the above mentioned General Meeting.
The number of 1,700,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 5,520100% of the total number of 30,796,543 votes represented at the said Meeting.
The number of 1,700,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 3,689476% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

6) ARKA BZ WBK AKCJI FIO, which represented 1,600,000 votes out of the aggregate number of 30,796,543 votes represented at the above mentioned General Meeting.
The number of 1,600,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 5,195388% of the total number of 30,796,543 votes represented at the said Meeting.
The number of 1,600,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 3,472448% of the total number of 46,077,008 votes carried by all shares issued by "Orbis" S.A.

Current report no 19/2007

Pursuant to § 5 section 1 point 21 and § 27 of the Regulation of the Minister of Finance of October 19, 2005 on current and periodic information to be published by issuers of securities (Official Journal „Dz. U." No 209, item 1744), the Management Board of "Orbis" S.A. with its corporate seat in Warsaw at 16 Bracka street, registered in the District Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that Mr. Alain Billy, Member of the Management Board of "Orbis" S.A., has delivered a letter dated June 29, 2007 worded as follows: "I hereby unconditionally and irrevocably resign from the position I have served on the Management Board of „Orbis" S.A. with an effect as of June 30, 2007.".

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